Exhibit 13

NEITHER THIS WARRANT NOR THE CAPITAL STOCK ISSUABLE HEREUNDER HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR WITH ANY STATE SECURITIES COMMISSIONER. NEITHER THIS WARRANT NOR THE CAPITAL STOCK MAY BE SOLD OR TRANSFERRED UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND QUALIFIED UNDER ALL APPLICABLE SECURITIES LAWS OF ANY STATE OR JURISDICTION, OR UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION ARE AVAILABLE.

RAINING DATA CORPORATION
COMMON STOCK PURCHASE WARRANT

Certificate Number

W-001

1,207,218 Shares of Common Stock — As of December 1, 2000
Irvine, California

THIS CERTIFIES THAT for value received, **ASTORIA CAPITAL PARTNERS, L.P.,** 6600 S.W. Ninety Second Avenue, Suite 370, Portland, Oregon 97223, the registered Holder hereof or the registered assigns or transferees thereof (the "Holder"), is entitled to purchase from **RAINING DATA CORPORATION** (fka OMNIS TECHNOLOGY CORPORATION), a Delaware corporation (the "Company"), at any time during the Term hereof (as hereinafter defined), at the purchase price of $2.46 per share, as adjusted from time to time pursuant to Section 8 (the "Exercise Price"), up to One Million Two Hundred Seven Thousand Two Hundred Eighteen (1,207,218) shares (the "Maximum Warrant Shares"), as adjusted from time to time pursuant to Section 8 and subject to the limitations on exercise set forth in Section 6 below, of Common Stock, $0.10 par value per share (the "Common Stock"), of the Company; and such shares of Common Stock and any other or additional shares, securities or property which may hereafter be purchasable upon exercise of this Warrant shall be herein collectively called the "Warrant Shares."

Reference is made to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 23, 2000 by and among the Company, Raining Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, PickAx, Inc., a Delaware corporation, and Gilbert Figueroa, for certain terms used herein; and capitalized terms used and not otherwise defined in this Warrant shall have the respective meanings assigned to them in the Merger Agreement as the same may be supplemented, modified, amended, renewed or restated from time to time.

oc-209838

1.   Term of Warrant. The Term of this Warrant (the "Term") shall commence on December 1, 2000 and terminate at 5:00 P. M., Pacific Time, on March 16, 2005 ("Termination Date").   This Warrant shall be exercisable only for the Term and shall expire and terminate on the Termination Date.   This Warrant shall not be redeemable by the Company and the Company shall take no action prior to the Termination Date to terminate this Warrant.

2.   Method of Exercise. Subject to the limitations set forth in Section 6 below, this Warrant may be exercised in whole or in part by presentation of this Warrant with the Election to Exercise attached hereto as Exhibit A duly executed and simultaneous payment of the Exercise Price (subject to adjustment) multiplied by the number of Warrant Shares then being purchased at the principal office of the Company, or (b) exercise of the net issuance right provided for in Section 3 hereof. The person or persons in whose name(s) any certificate(s) representing the Warrant Shares shall be issuable upon exercise of this Warrant shall be deemed to have become the Holder(s) of record of, and shall be treated for all purposes as the record Holder(s) of, the Warrant Shares represented thereby (and such Warrant Shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised. In the event of any exercise of this Warrant, certificates for the Warrant Shares so purchased shall be delivered to the Holder hereof as soon as possible, and, in any event within thirty (30) days after such exercise and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereof as soon as possible and in any event within such thirty (30) day period. Payment of the Exercise Price shall be made at the option of the Holder hereof in cash or by check or as provided in Section 3 hereof.   This Warrant Certificate may be exchanged either separately or in combination with other Warrant Certificates for new Warrant Certificates representing the same aggregate number of Warrants as are evidenced by the Warrant Certificate or Warrant Certificates exchanged. This Warrant Certificate is transferable at the principal office of the Company, in the manner and subject to the limitations set forth herein.

3.   Alternative Method of Exercise; Net Issuance. As an alternative to exercising this Warrant as provided in Section 2 above and subject to the limitations on exercise set forth in Section 6 below, the Holder shall have the right to convert this Warrant or any portion hereof into Warrant Shares as provided in this Section, at any time and from time to time during the term of this Warrant without the payment by the Holder of any additional consideration. Upon surrender of this Warrant or such portion hereof, with the Election to Exercise with the Net Issue Election designated in the form attached hereto as Exhibit A and duly executed and delivered to the principal office of the Company, the Company will issue to the Holder such number of fully paid and non-assessable Warrant Shares as is computed using the following formula and as otherwise provided by Section 2 hereof:

oc-209838

$$X = Y(A-B)/A$$

where:	X	=	the number of Warrant Shares to be issued to the Holder pursuant to this Section.
	Y	=	the number of Warrant Shares covered by this Warrant in respect of which the net issue election is made pursuant to this Section and which will be surrendered in connection with such election.
	A	=	the Market Price, as defined below, of one Warrant Share at the time the net issue election is made pursuant to this Section.
	B	=	the Exercise Price.

4.   Fractional Shares. The Company shall not be required to issue fractions of any Warrant Share on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable on the exercise of this Warrant, the Company shall purchase such fraction for an amount in cash equal to the value of such fraction computed on the basis of the Market Price (as defined below) for a share or other unit of securities of the same class as the Warrant Shares on the last trading day prior to the date of exercise of this Warrant.

5.   "Market Price". For all purposes of this Warrant, the term "Market Price" of a security shall mean the closing price for a security of the same class on the last trading day prior to the date of such exercise. Such last closing price shall be the last reported sales price regular way for shares or other units of such class or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way for shares or other units of such class, in either case on the New York Stock Exchange or, if securities of such class are not listed or admitted to trading on such Exchange, on the American Stock Exchange or, if securities of such class are not listed or admitted to trading on either such Exchange, on the principal national securities exchange on which securities of such class are listed or admitted to trading, or if not listed or admitted for trading on any national securities exchange, on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"). If securities of such class are not listed or admitted to trading on any national securities exchange or on NASDAQ, then such closing price shall be the average of the highest reported bid and lowest reported asked prices for securities of such class on such day as furnished by National Quotation Bureau, Incorporated, any similar organization or by any New York Stock Exchange member firm selected from time to time by the Company for such purpose. If no bid and asked prices then exist for securities of such class, then such closing price shall be mutually determined by the Company and the Holder, and if they cannot agree, then by an independent investment banker satisfactory to both the Company and the Holder.

oc-209838

6.   Holdback Warrant Shares; Limitations on Exercise. Pursuant to the Merger Agreement and notwithstanding any provision of this Warrant to the contrary, this Warrant shall be exercisable for ninety percent (90%) of the Maximum Warrant Shares, as adjusted pursuant to Section 8 (the "Warrant Closing Shares"), at any time and from time to time during the Term hereof. If the Earn Out Revenues are greater than or equal to the Target Earn Out during or for the Earn Out Measurement Period (as such terms are defined in the Merger Agreement), then this Warrant shall be exercisable for the additional ten percent (10%) of Maximum Warrant Shares (the "Holdback Warrant Shares") at any time during the Term after the date on which Earn Out Revenues first equal or exceed the Target Earn Out. If the Earn Out Revenues are less than the Minimum Earn Out for the Earn Out Measurement Period, then the right to exercise this Warrant shall terminate with respect to the Holdback Warrant Shares. If the Earn Out Revenues are greater than the Minimum Earn Out and less than the Target Earn Out for the Earn Out Measurement Period, then (x) this Warrant shall be exercisable for the number of the Holdback Warrant Shares computed using the following formula:

$$X = ((A \div B) \times C) - D$$

Where:

$X =$ The number of Holdback Warrant shares for which this Warrant is exercisable,

$A =$ The Earn Out Revenues,

$B =$ The Target Earn Out,

$C =$ The Maximum Warrant Shares,

$D =$ The total number of Warrant Closing Shares; and

and (y) any right to exercise this Warrant for the remaining portion of the Holdback Warrant Shares shall terminate with respect to such Shares. In the event of the termination of any portion of this Warrant, the Company shall promptly notify the Holder in writing at its last address known to the Company of such termination of rights with respect to such remaining Holdback Warrant Shares.

7.   Compliance with Securities Laws.

7.1   Securities Act Restrictions.   The Holder acknowledges that this Warrant and the Warrant Shares have not been registered under the Securities Act of 1933 as amended (the "Act") or other applicable securities laws and are being or will be issued by reason of a specific exemption from the registration provisions of the Act and applicable state securities laws that depend upon, among other matters, the bona fide nature of the investment intent and the accuracy of the representations of the Holder as expressed herein.   In addition to the other restrictions contained herein or in the Registration Rights Agreement (as defined in the Merger Agreement), the Holder of this Warrant agrees and covenants that it will not offer to sell, exchange, transfer, pledge, or

4

otherwise dispose of any of the Warrant or the Warrant Shares <u>unless</u> said Warrant or said Warrant Shares (as the case may be) are then registered under the Act and the applicable securities laws of any state or jurisdiction, or an exemption from such registration and qualification is available.

This Warrant hereby is, and all Warrant Shares issued upon exercise of this Warrant (unless registered under the Act and the applicable securities laws) shall be, stamped or imprinted with a legend in substantially the following form:

> "THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. NO OFFER, SALE, PLEDGE, TRANSFER OR OTHER DISPOSITION OF THE SECURITIES MAY BE EFFECTED UNLESS THERE ARE (i) EFFECTIVE REGISTRATION STATEMENTS RELATED THERETO, (ii) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATIONS ARE NOT REQUIRED, OR (iii) RECEIPT OF NO-ACTION LETTERS FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES; AND UNLESS THERE IS COMPLIANCE WITH THE PROVISIONS OF THE WARRANT UNDER WHICH THESE SECURITIES WERE ISSUED, DIRECTLY OR INDIRECTLY."

Said legend shall be removed by the Company, upon the request of the Holder, at such time as the restrictions on the transfer of the applicable security shall have terminated. The Company, at its discretion, may cause a stop transfer order to be placed with its transfer agent with respect to the certificates for the Warrant Shares subject to such legend. Further, the Holder hereby agrees that this Warrant and the Warrant Shares shall also bear such other legends as may be required by any applicable state or other securities laws.

7.2   <u>Representations</u>. The Holder further represents and covenants to the Company by acceptance of this Warrant as follows:

(a)   The Holder is aware of the Company's business affairs and financial condition, and has acquired information about the Company sufficient to reach an informed and knowledgeable decision to acquire this Warrant. The Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment and has the ability to bear the economic risks of its investment.

(b)   The Holder is acquiring this Warrant for its own account for investment purposes only and not with a view to, or for the resale in connection with, any "distribution" thereof in violation of the Act.

oc-209838

(c)   The Holder further understands that this Warrant and the Warrant Shares must be held indefinitely unless subsequently registered under the Act and qualified under the applicable securities laws of any state or other jurisdiction, or unless exemptions from registration and qualification are otherwise available. The Holder is aware of the provisions of Rule 144 promulgated under the Act.

(d)   Upon exercise of this Warrant, unless the Warrant Shares being acquired are registered under the Act and any applicable securities laws or an exemption from such registration and qualification is available, the Holder shall confirm in writing to the Company that the Warrant Shares so purchased are being acquired for investment purposes only and not with a view toward distribution or resale in violation of the Act and shall also confirm such other matters related thereto as may be reasonably requested by the Company.

(e)   The Holder is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D of the Act (excerpts of the definition of "accredited investor" are attached hereto and made a part hereof as Exhibit C).   The principal office or residence of the Holder is located in the State indicated in the address of the Holder in the front page of this Warrant.

7.3   Registration Rights Agreement. This Warrant and the Warrant Shares are subject to certain registration rights under that Registration Rights Agreement dated November 29, 2000 between the Company and certain named individuals and entities, including the Holder.

7.4   Transferees. Each assignee or transferee of this Warrant or the Warrant Shares, by accepting this Warrant or a replacement Warrant or the Warrant Shares, upon any assignment or transfer or issuance thereof, shall be deemed to have agreed to and acknowledged and represented each and all of the foregoing provisions of this Section 7 and shall confirm in writing to the Company such matters related thereto as may be reasonably requested by the Company.

8.   Adjustment Provisions. The Exercise Price shall be subject to adjustment from time to time as provided in this Section 8 with respect to all Warrant Shares for which this Warrant has not then been exercised.   Subject to the limitations on exercise set forth in Section 6 above, upon each adjustment of the Exercise Price, the Holder shall thereafter be entitled to purchase at the Exercise Price resulting from such adjustment, the largest number of Warrant Shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable hereunder immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

8.1   Issuance of Additional Shares of Common Stock. In case the Company, at any time or from time to time during the Term hereof, shall issue or sell additional shares of Common Stock without consideration or for a consideration per share less than the greater of the Exercise Price or the Market Price in effect, in each

oc-209838

case, on the date of and immediately prior to such issue or sale, then, and in each such case, subject to Section 8.8 hereof, the Exercise Price shall be reduced, concurrently with such issue or sale, to a price (calculated to the nearest 0.1 of a cent) determined by multiplying such Exercise Price by a fraction:

(a)   the numerator of which shall be (i) the number of shares of Common Stock outstanding immediately prior to such issue or sale plus (ii) the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Common Stock so issued or sold would purchase at the greater of such Market Price or such Exercise Price, and

(b)   the denominator of which shall be the number of shares of Common Stock outstanding immediately after such issue or sale;

provided that, for the purposes of this Section 8.1, (i) immediately after any additional shares of Common Stock are deemed to have been issued pursuant to Section 8.3 or 8.4 hereof, such additional shares shall be deemed to be outstanding; and (ii) treasury shares shall not be deemed to be outstanding.

8.2   Extraordinary Dividends and Distributions. In case the Company, at any time or from time to time during the Term hereof, shall declare, order, pay, or make a dividend or other distribution (including, without limitation, any distribution of other or additional stock or other securities or property or options by way of dividend or spin-off, reclassification, recapitalization, or similar corporate rearrangement) on the Common Stock, other than (a) a dividend payable in additional shares of Common Stock or stock or other securities convertible into or exchangeable for Common Stock of the Company ("Convertible Securities") or in options for Common Stock or Convertible Securities or (b) a dividend payable in cash or other property, declared out of retained earnings of the Company, then, and in each such case, subject to Section 8.8 hereof, the Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of the holders of any class of securities entitled to receive such dividend or distribution shall be reduced, effective as of the close of business on such record date, to a price (calculated to the nearest 0.1 of a cent) determined by multiplying such Exercise Price by a fraction:

(a)   the numerator of which shall be the Market Price in effect on such record date or, if any class of Common Stock trades with respect to said dividend or other distribution on an ex-dividend basis, the date prior to the commencement of ex-dividend trading, less the value of such dividend or distribution (as determined in good faith by the Board of Directors of the Company) applicable to one share of Common Stock, and

(b)   the denominator of which shall be such Market Price.

8.3   Treatment of Options and Convertible Securities.   In case the Company, at any time or from time to time during the Term hereof, shall issue, sell,

oc-209838

grant, or assume, or shall fix a record date for the determination of the holders of any class of securities entitled to receive any options or Convertible Securities, then, and in each such case, the maximum number of additional shares of Common Stock (as set forth in the instrument relating thereto, without regard to any provisions contained therein for a subsequent adjustment of such number) issuable upon the exercise of such options or, in the case of Convertible Securities and options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be additional shares of Common Stock issued as of the time of such issue, sale, grant, or assumption or, in case such a record date shall have been fixed, as of the close of business on such record date, provided however that such additional shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section 8.5 hereof) of such shares would be less than the greater of the Exercise Price or the Market Price in effect, in each case, on the date of and immediately prior to such issue, sale, grant, or assumption or immediately prior to the close of business on such record date or, if the Common Stock trades with respect to said options or Convertible Securities on an ex-dividend basis, on the date prior to the commencement of ex-dividend trading, as the case may be, and provided, further, that in any such case in which additional shares of Common Stock are deemed to be issued,

(a)   no further adjustment of the Exercise Price shall be made upon the subsequent issue or sale of additional shares of Common Stock or Convertible Securities upon the exercise of such options or the conversion or exchange of such Convertible Securities;

(b)   if such options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Company, or change in the number of additional shares of Common Stock issuable, upon the exercise, conversion, or exchange thereof (by change of rate or otherwise), the Exercise Price computed upon the original issue, sale, grant, or assumption thereof (or upon the occurrence of the record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such change becoming effective, be recomputed to reflect such change insofar as it affects such options, or the rights of conversion or exchange under such Convertible Securities, which are outstanding at such time;

(c)   upon the expiration of any such options or of the rights of conversion or exchange under any such Convertible Securities which shall not have been exercised (or upon purchase by the Company and cancellation or retirement of any such options which shall not have been exercised or of any such Convertible Securities the rights of conversion or exchange under which shall not have been exercised), the Exercise Price computed upon the original issue, sale, grant, or assumption thereof (or upon the occurrence of the record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration (or such cancellation or retirement, as the case may be), be recomputed as if

8

(i) in the case of options for Common Stock or of Convertible Securities, the only additional shares of Common Stock issued or sold (or deemed issued or sold) were the additional shares of Common Stock, if any, actually issued or sold upon the exercise of such options or the conversion or exchange of such Convertible Securities and the consideration received therefor were (A) an amount equal to (1) the consideration actually received by the Company for the issue, sale, grant, or assumption of all such options, whether or not exercised, plus (2) the consideration actually received by the Company upon such exercise, minus (3) the consideration paid by the Company for any purchase of such options which were not exercised, or (B) an amount equal to (1) the consideration actually received by the Company for the issue, sale, grant, or assumption of all such Convertible Securities which were converted or exchanged, plus (2) the additional consideration, if any, actually received by the Company upon such conversion or exchange, minus (3) the excess, if any, of the consideration paid by the Company for any purchase of such Convertible Securities, the rights of conversion or exchange under which were not exercised, over an amount that would be equal to the fair value (as determined in good faith by the Board of Directors of the Company) of the Convertible Securities so purchased if such Convertible Securities were not convertible into or exchangeable for additional shares of Common Stock, and

(ii) in the case of options for Convertible Securities, only the Convertible Securities, if any, actually issued or sold upon the exercise of such options were issued at the time of the issue, sale, grant, or assumption of such options, and the consideration received by the Company for the additional shares of Common Stock deemed to have then been issued were an amount equal to (A) the consideration actually received by the Company for the issue, sale, grant, or assumption of all such options, whether or not exercised, plus (B) the consideration deemed to have been received by the Company (pursuant to Section 8.5 hereof) upon the issue or sale of the Convertible Securities with respect to which such Options were actually exercised, minus (C) the consideration paid by the Company for any purchase of such options which were not exercised;

(d) no readjustment pursuant to subdivision (b) or (c) above shall have the effect of increasing the Exercise Price then in effect, unless such adjustment is in respect of the expiration of options consisting of rights issued to stockholders of the Company to purchase Common Stock or Convertible Securities, which rights expire not more than 60 days after the issue thereof, in which event such readjustment may have the effect of increasing the Exercise Price by an amount not in excess of the amount of the adjustment thereof originally made in respect of the issue of such rights; and

(e) any issue, sale, grant or assumption of any options or Convertible Securities to or of Holder or any Affiliate thereof shall not be subject to this subsection.

8.4   Treatment of Stock Dividends, Stock Splits, Etc.   In case the Company, at any time or from time to time during the Term hereof, shall declare or pay any dividend or other distribution on the Common Stock payable in Common Stock or Convertible Securities, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock), then, and in each such case, additional shares of Common Stock shall be deemed to have been issued (a) in the case of any such dividend, immediately after the close of business on the record date for the determination of the holders of any class of securities entitled to receive such dividend, or (b) in the case of any such subdivision, at the close of business on the day immediately prior to the day upon which such corporate action becomes effective.

8.5   Computation of Consideration. For the purposes of this Section 8:

(a)   The consideration for the issue or sale of any additional shares of Common Stock or for the issue, sale, grant, or assumption of any options or Convertible Securities, irrespective of the accounting treatment of such consideration,

(i)   insofar as it consists of cash, shall be computed as the amount of cash received by the Company, and insofar as it consists of securities or other property, shall be computed as of the date immediately preceding such issue, sale, grant, or assumption as the fair value (as determined in good faith by the Board of Directors of the Company) of such consideration (or, if such consideration is received for the issue or sale of additional shares of Common Stock and the Market Price thereof is less than the fair value, as so determined, of such consideration, then such consideration shall be computed as the Market Price of such additional shares of Common Stock), in each case without deducting any expenses paid or incurred by the Company, any commissions or compensation paid or concessions or discounts allowed to underwriters, dealers, or others performing similar services, and any accrued interest or dividends in connection with such issue or sale, and

(ii)   in case additional shares of Common Stock are issued or sold or options or Convertible Securities are issued, sold, granted, or assumed together with other stock or securities or other assets of the Company for a consideration which covers both, shall be the proportion of such consideration so received computed as provided in subdivision (i) above, allocable to such additional shares of Common Stock or options or Convertible Securities as the case may be, all as determined in good faith by the Board of Directors of the Company.

(b)   All additional shares of Common Stock, options, or Convertible Securities issued in payment of any dividend or other distribution on any class of stock of the Company and all additional shares of Common Stock issued to effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) shall be deemed to have been issued without consideration.

10

(c)   Additional shares of Common Stock deemed for purposes of this Section 8 to have been issued upon the issuance by the Company of options and Convertible Securities, shall be deemed to have been issued for a consideration per share determined by dividing:

(i)   the total amount, if any, received and receivable by the Company as consideration for the issue, sale, grant, or assumption of the options or Convertible Securities in question, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise in full of such options or the conversion or exchange of such Convertible Securities or, in the case of options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, in each case comprising such consideration as provided in the foregoing subdivision (a); by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any occasion contained therein for a subsequent adjustment of such number) issuable upon the exercise of such options (or, in the case of options to purchase Convertible Securities, the conversion or exchange of the Convertible Securities purchasable upon the exercise of such options) or the conversion or exchange of such Convertible Securities.

(d)   In case the Company shall issue any additional shares of Common Stock, options, or Convertible Securities in connection with the acquisition by the Company of the stock or assets of any other corporation or the merger of any other corporation into the Company under circumstances where on the date of issue of such additional shares of Common Stock, Options, or Convertible Securities the consideration per share received for such additional shares of Common Stock or deemed to have been received for the additional shares of Common Stock pursuant to any subdivision of this Section 8 in connection with such acquisition or merger is less than the Market Price per share of the Common Stock in effect immediately prior to such issue, but on the date the number of additional shares of Common Stock or the amount and the exercise price or conversion price of such Options or Convertible Securities to be so issued were set forth in a binding agreement between the Company and the other party or parties to such transaction, the consideration received for such additional shares of Common Stock or deemed to have been received for the additional shares of Common Stock deemed to be issued pursuant to Section 8.3 hereof would not have been less than the Market Price of the Common Stock then in effect, such additional shares of Common Stock shall not be deemed to have been issued for less than the Market Price of the Common Stock if such terms so set forth in such binding agreement are not materially changed prior to the date of issue.

8.6   Adjustments for Combinations, Etc. In case the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Exercise Price in effect immediately prior to such combination or consolidation shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

8.7   Dilution in Case of Other Securities. In case any other securities shall be issued or sold or shall become subject to issue or sale upon the conversion or exchange of any securities of the Company or to subscription, purchase, or other acquisition pursuant to any options issued or granted by the Company for a consideration such as to dilute, on a basis to which the standards established in the other provisions of this Section 8 are applicable, the exercise rights of the Holder, then, and in each such case, the computations, adjustments, and readjustments provided for in this Section 8 with respect to the Exercise Price shall be made as nearly as possible in the manner so provided and applied to determine the amount of such other securities from time to time receivable upon the exercise of the Warrants, so as to protect the Holder against the effect of such dilution; provided however that transactions for such other securities with the Holder or any Affiliate thereof shall not be subject to this subsection.

8.8   Minimum Adjustment of Exercise Price. If the amount of any adjustment of the Exercise Price required pursuant to this Section 8 would be less than two percent (2%) of the Exercise Price in effect at the time such adjustment is otherwise so required to be made, such amount shall be carried forward and adjustment with respect thereto made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least two percent (2%) of such Exercise Price; provided that, upon the exercise of the Warrants, all adjustments carried forward and not theretofore made up to and including the date of such exercise shall, with respect to the portion of the Warrants then exercised, be made to the nearest 0.1 of a cent.

8.9   Changes in Common Stock. In case at any time the Company shall be a party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all the Company's assets, liquidation, or recapitalization of the Common Stock) in which the previously outstanding Common Stock shall be changed into or exchanged for different securities of the Company or common stock or other securities of another corporation or interests in a noncorporate entity or other property (including cash) or any combination of any of the foregoing or in which the Common Stock ceases to be a publicly traded security either listed on the New York Stock Exchange or the American Stock Exchange or quoted by the NASDAQ National Market System or any successor thereto or comparable system (each such transaction being herein called the "Transaction," the date of consummation of the Transaction being herein called the "Consummation Date," the Company (in the case of a recapitalization of the Common Stock or any other such transaction in which the Company retains substantially all of its assets and survives as a corporation) or such other corporation or entity (in each other case) being herein called the "Acquiring Company," and the common stock (or equivalent equity interests) of the Acquiring Company being herein called the "Acquirer's Common Stock", then, as a condition of the consummation of the Transaction, lawful and adequate provisions shall be made so

oc-209838

that the Holders, upon the exercise of this Warrant at any time on or after the Consummation Date (but subject in the case of an election pursuant to clause (b) or (c) below, to the time limitation hereinafter provided for such election),

(a)   shall be entitled to receive, and the Warrant shall thereafter represent the right to receive, upon payment of the then effective Exercise Price, in lieu of the Common Stock issuable upon such exercise prior to the Consummation Date, shares of the Acquiring Company's common stock unless the Acquiring Company fails to meet the requirements set forth in clauses (d), (e), and (f) below, in which case shares of the common stock of the corporation (herein called a "Parent") which directly or indirectly controls the Acquiring Company if it meets the requirements set forth in clauses (d), (e), and (f) below, at an exercise price per share equal to the lesser of (i) the Exercise Price in effect immediately prior to the Consummation Date multiplied by a fraction the numerator of which is the market price per share (determined in the same manner as provided in the definition of Market Price) of the Acquiring Company's common stock or the Parent's common stock, as the case may be, immediately prior to the Consummation Date and the denominator of which is the Market Price of the Common Stock immediately prior to the Consummation Date, or (ii) the market price per share (as so determined) of the Acquiring Company's common stock or the Parent's common stock, as the case may be, immediately prior to the Consummation Date (subject in each case to adjustments from and after the Consummation Date as nearly equivalent as possible to the adjustments provided for in Section 8), or at the election of the Holder pursuant to notice given to the Company on or before the later of (A) the 30th day following the Consummation Date, and (B) the 60th day following the date of delivery or mailing to the Holder of the last proxy statement relating to the vote on the Transaction by the holders of the Common Stock,

(b)   shall be entitled to receive, and the Warrant shall thereafter represent the right to receive, upon payment of the then effective Exercise Price, in lieu of the Common Stock issuable upon such exercise prior to the Consummation Date, the highest amount of securities or other property to which the Holder would a have been entitled as a shareholder upon the consummation of the Transaction if the Holder had exercised the Warrant immediately prior thereto (subject to adjustments from and after the Consummation Date as nearly equivalent as possible to the adjustments provided for in this Section 2), provided that if a purchase, tender, or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of Common Stock, and if the Holder so designates in such notice given to the Company, the Holder shall be entitled to receive in lieu thereof upon payment of the then effective Exercise Price, the highest amount of securities or other property to which the Holder would actually have been entitled as a shareholder if the Holder had exercised the Warrant prior to the expiration of such purchase, tender, or exchange offer and accepted such offer (subject to adjustments from and after the consummation of such purchase, tender, or exchange offer as nearly equivalent as possible to the adjustments provided for in this Section 8), or, if neither the Acquiring Company nor the Parent meets the requirements set forth in clauses (d), (e), and (f) below, at the election of the Holder pursuant to notice given to the Company on or

oc-209838

before the later of (A) the 30th day following the Consummation Date, and (B) the 60th day following the date of delivery or mailing to the Holder of the last proxy statement relating to the vote on the Transaction by the holders of the Common Stock,

(c) shall be entitled to receive, within 15 days after such election, in full satisfaction of the exercise rights afforded to the Holder under this Section 8 an amount equal to the fair market value of such exercise rights as determined by an independent investment banker (with an established national reputation as a valuer of equity securities) selected by the Company and acceptable to the Holder, such fair market value to be determined with regard to all material relevant factors but without regard to the effects on such value of the Transaction.

The Company agrees to obtain, and deliver to the Holder a copy of, the determination of an independent investment banker (selected by the Company and satisfactory to the Holder) necessary for the valuation under clause (c) above within 15 days after the Consummation Date of any Transaction to which clause (c) is applicable.

The requirements referred to above in the case of the Acquiring Company or its Parent are that immediately after the Consummation Date:

(d) it is a solvent corporation organized under the laws of any state of the United States of America having its common stock listed on the New York Stock Exchange or the American Stock Exchange or quoted by the NASDAQ National Market System or any successor thereto or comparable system, and such common stock continues to meet such requirements for such listing or quotation,

(e) it is required to file, and in each of its three fiscal years immediately preceding the Consummation Date has filed, reports with the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act, and

(f) in the case of the Parent, such Parent is required to include the Acquiring Company in the consolidated financial statements contained in the Parent's Annual Report on Form 10-K as filed with the Commission and is not itself included in the consolidated financial statements of any other person (other than its consolidated subsidiaries).

Notwithstanding anything contained herein to the contrary, the Company shall not effect any Transaction unless prior to the consummation thereof each corporation or entity (other than the Company) which may be required to deliver any securities or other property upon the exercise of the Warrant, the surrender of the Warrant, or the satisfaction of exercise rights as provided herein shall assume, by written instrument delivered to the Holders, the obligation to deliver to the Holders such securities or other property to which, in accordance with the foregoing provisions, the Holders may be entitled, and such corporation or entity shall have similarly delivered to the Holders an opinion of counsel for such corporation or entity, reasonably satisfactory to the Holders, which opinion shall state that the Warrant, including, without limitation the exercise

oc-209838

provisions applicable to the Warrant, if any, shall thereafter continue in full force and effect and shall be enforceable against such corporation or entity in accordance with the terms hereof, together with such other matters as the Holders may reasonably request.

All references in this Section 8 to "Common Stock" shall be deemed to be references to shares or other units of securities the same class as Warrant Shares, as such securities shall change or be changed pursuant to Section 8.9, or other provisions of this Warrant from time to time.

(g)   Adjustments for events subsequent to the effective date of such a consolidation, merger and sale of assets shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant.   In any such event, the Company shall exercise its best efforts to have effective provisions made in the certificate or articles of incorporation of the resulting or surviving corporation, in any contract of sale, conveyance, lease or transfer, or otherwise so that the provisions set forth herein for the protection of the rights of the Holder shall thereafter continue to be applicable; and any such resulting or surviving corporation shall expressly assume the obligation to deliver, upon exercise, such shares of stock, other securities, cash and property.   The provisions of this Section 8.9 shall similarly apply to successive consolidations, mergers, sales, leases or transfers.

8.10   Shares Not Considered Outstanding or Requiring Adjustment. Anything in this Section 8 to the contrary notwithstanding, no adjustment of the Exercise Price or number of Warrant Shares shall be made as a result of the issuance of (i) Shares of Common Stock in a transaction for which adjustment has already been made pursuant to Section 8.3, or (ii) the issuance of Warrant Shares upon the exercise of this Warrant. The number of shares of Common Stock outstanding at any given time shall exclude shares in the treasury of the Company.

8.11   Avoidance of Duplicate Adjustments.   Only one adjustment shall be made under this Section 8 for each dividend, distribution or issuance. For example, it is not the intent of the parties to require one adjustment to be made under Section 8.2 upon the declaration of a dividend and a second adjustment to be made when that dividend is paid. Similarly, it is not the intent to require one adjustment to be made under Section 8.3 when a record date is fixed for the determination of the holders of a class of securities entitled to receive options or Convertible Securities, and a second adjustment to be made when those options or Convertible Securities are issued.

9.   Better Terms. The number and identity of Securities constituting Warrant Shares and the terms on which Warrant Shares are to be issued shall be adjusted to reflect any Better Terms (as such term is defined in that certain Letter Agreement by and among the Company, Astoria Capital Partners, L.P., Gerald Cohen and PickAx, Inc., a Louisiana corporation (the "Commitment")) pursuant to the Commitment.

10.   No Dilution or Impairment. The Company will not, by amendment of its Certificate of Incorporation or through reorganization, consolidation, merger,

oc-209838

dissolution, sale of property or assets or any other voluntary act or deed, avoid or seek to avoid the observance or performance of any of the terms or provisions hereof to be observed or performed hereunder by the Company, but will at all times in good faith, assist, insofar as it is able, in the carrying out of all provisions set forth in this Warrant and in the taking of all other action which may be necessary in order to protect the rights of the Holder hereof against dilution or other impairment. Without limiting the generality of the foregoing, the Company will not increase the par value of any shares of stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and at all times will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable stock upon the exercise of this Warrant.

11.   Certificate as to Adjustments. In each case of an adjustment in the number of Warrant Shares or in the Exercise Price as then in effect, the Company, shall compute such adjustment in accordance with the provisions set forth in this Warrant and shall prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of the consideration received or to be received by the Company for any additional units or shares issued or sold or deemed to have been issued or sold and of the number of Warrant Shares and Exercise Price resulting therefrom. The Company will forthwith mail a copy of each such certificate to the Holder.

12.   Notices of Record Date, Etc. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof any voting rights or other rights of a stockholder of the Company; provided however, that in case:

(a)   the Company shall make a record of the holders of its Common Stock (or other stock or securities at the time issuable upon the exercise of this Warrant) for the purpose of entitling them to receive any dividend (other than a cash dividend) or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

(b)   of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation, or any conveyance of all or substantially all of the properties or assets of the Company to any other person; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company will mail or cause to be mailed to the registered Holder at the address specified on first page hereof a notice specifying, as the case may be, (i) the date on which a record is to be made for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take

oc-209838

place, and the time, if any is to be fixed, as of which the holder of record of Common Stock shall be entitled to exchange its shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be mailed, in the case of a subdivision or combination of the Common Stock or of any dividend payable solely in Common Stock, promptly after the declaration thereof but in any event at least ten (10) days prior to the date therein specified, and, in each other case mentioned above, at least thirty (30) days prior to the date (and, in the case of (ii) above, the time also) therein specified.

13. <u>Payment of Taxes</u>. The Company will pay, and save the Holder harmless against, any and all liability (including any interest or penalty for any non-payment or delay in payment) with respect to all documentary stamp and similar taxes and governmental charges which may be payable or determined to be payable in connection with the original issuance of this Warrant and the issuance of shares or other units of Warrant Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any taxes or charges which may be payable in respect of any transfer involved in the issue or delivery of any certificates for Warrant Shares issuable upon the exercise of this Warrant in a name other than that of the Holder.

14. <u>Reservation of Stock, Etc.</u> The Company will at all times reserve and keep available by all necessary corporate action, out of the Company's authorized but unissued Common Stock and any other shares, securities or property comprising the Warrant Shares, Warrant Shares in the aggregate number of shares or other units sufficient to provide for the exercise of this Warrant. The Company will, from time to time, in accordance with the laws of the State of Delaware, increase the authorized number of shares of its Common Stock if at any time the authorized number thereof remaining unissued shall not be sufficient to permit the exercise of this Warrant. The Company represents and warrants that all Warrant Shares will, when issued and paid for as provided herein, be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof, that the holder of Warrant Shares so issued will not be subject to personal liability by reason of being such holder, and that neither this Warrant nor the Warrant Shares are or will be subject to preemptive rights of any stockholder of the Company.

15. <u>Transferability</u>. This Warrant is not transferable or assignable by any Holder except as provided in this Section. Subject to the restrictions and limitations provided in this Warrant, including without limitation those provisions regarding compliance with securities laws under Section 7 of this Warrant, and further subject to any prior exercise of this Warrant, upon at least fifteen (15) days' prior written notice by the Holder to the Company of such Holder's intention to assign and transfer this Warrant, specifying the date on which such assignment and transfer shall be made, and upon due presentment of the duly executed and guaranteed Assignment Form attached hereto as <u>Exhibit B</u> prior to or on said date for registration of such assignment and transfer of this Warrant at the principal executive offices of the Company, a new

17

Warrant for the same aggregate number of Warrant Shares will be issued to the assignee in exchange herefor, without charge, except for any tax or other governmental charge imposed in connection therewith. Unless and until there shall have been full compliance with the foregoing, the Company may deem and treat the registered Holder hereof as the absolute owner of this Warrant (whether or not this Warrant shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment hereof or on account hereof, as herein provided, for the exercise or exchange hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Without limiting the foregoing, all payments made to or upon the order of such registered Holder and all such exchanges shall, to the extent of the sum or sums so paid or the exchanges so made, effectively satisfy and discharge liability for moneys payable on this Warrant.

16. Capital Transactions. Neither the grant of this Warrant nor the issuance of Warrant Shares nor any other provision of this Warrant shall in any manner limit or affect the right of the Company to adjust, reclassify, recapitalize, restructure, reorganize or otherwise change its capital or business structure or issue options or warrants or Convertible Securities or other rights to its securities or to merge, consolidate, dissolve, liquidate or sell or transfer or otherwise dispose of all or any part of its stock, business or assets at any time.

17. Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default by the Company in the performance of or compliance with any of the terms or conditions hereof are not and will not be adequate, and that this Warrant may be specifically enforced.

18. Notices. Any notice or other communication ("notice") herein required or permitted to be given shall be in writing and shall be (a) personally delivered or (b) delivered by a national recognized overnight courier service or (iii) delivered by certified or registered United States mail, return receipt requested, properly addressed to the intended recipient. For the purposes hereof, the address of the Holder of this Warrant shall be the address appearing on the front page of this Warrant, and the address of the Company shall be:

> Raining Data Corporation
> 17500 Cartwright Road
> Irvine, California 92614
> Attn: President

Any notice so sent shall be effective when received. Both the Holder of this Warrant and the Company may change the address for notices by giving written notice to the other as herein provided.

19. Governing Law. This Warrant has been negotiated and executed in, and shall be governed by and construed in accordance with the laws of the State of California, without regard to its conflict of laws rules.

oc-209838

20.   Integrated Document; Amendments and Waivers. Subject to the Merger Agreement and the Registration Rights Agreement, this Warrant sets forth the sole agreement of the parties concerning the subject matter hereof and supersedes all prior warrants, agreements, representations, warranties, statements or understandings of any person or entity, including but not limited to that certain warrant issued to the Holder by PickAx, Inc. and cancelled and exchanged pursuant to the Merger Agreement.   This Warrant and any provision hereof may be modified, waived, discharged or terminated only by an instrument in writing signed by both of the parties.

21.   Binding Effect. Except as otherwise expressly provided herein and subject to any restrictions on transfer under applicable securities laws or otherwise, the provisions of this Warrant shall inure to the benefit of and be binding upon each of the parties; the parents, subsidiaries, affiliates, agents, successors and assigns of the Company; and the heirs, devisees, executors, administrators, representatives, parents, subsidiaries, affiliates, agents, successors and assigns of the Holder.

22.   Exchange of Warrant, Etc. The Company agrees that the Company or its agent shall register this Warrant and all replacement Warrants and shall register the transfer hereof and thereof from time to time upon a warrant register (the "Warrant Register") to be maintained by it for such purposes, subject to the provisions of Section 14 of this Warrant.

23.   Survival. The representations and warranties and covenants of the Holder or any assignee or transferee thereof contained in or made pursuant to Section 7 of this Warrant; and any and all claims or actions or cause of action then in existence, shall survive the expiration or termination of this Warrant.

24.   Severability. Whenever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

25.   Interpretation. The titles and section headings set forth in this Warrant are for convenience only. When the context requires, the plural shall include the singular and the singular the plural, and any gender shall include all other genders. The parties acknowledge that each party has reviewed this Warrant, and no provision of this Warrant shall be interpreted for or against any party because such party or its representative drafted such provision. As used in this Warrant, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation". Except as otherwise indicated, all references in this Warrant to "Sections" and "Exhibits" are intended to refer to Sections of this Warrant and Exhibits to this Warrant.

oc-209838

IN WITNESS WHEREOF, the Company and the Holder have caused this Warrant to be duly executed, delivered and accepted as of December 1, 2000.

RAINING DATA CORPORATION

By: _____
Bryce J. Burns, Chairman and
Interim Chief Executive Officer

Attest:

_____
Scott K. Anderson, Secretary

HOLDER : _____

By: _____
Name:
Title:

EXHIBIT A

ELECTION TO EXERCISE

To: RAINING DATA CORPORATION

The undersigned registered Holder hereby exercises its right to subscribe for and purchase from Raining Data Corporation _____ fully paid, validly issued and nonassessable shares of Common Stock covered by the within Warrant and hereby:

[_____] tenders payment herewith in the amount of $_____ in accordance with and subject to the terms thereof; **OR**

[_____] elects to exercise the within Warrant under the Net Issue Election provision of the within Warrant as calculated on the attached worksheet.

The Holder requests that certificates for such shares be issued in the name of, and delivered to the Holder at:

_____

_____

_____

With respect to said shares of Common Stock, the undersigned hereby restates and reaffirms the representations, warranties and covenants set forth in Section 7 of the Warrant by and between Raining Data Corporation, a Delaware corporation and the Holder, dated as of December 1, 2000 and as the same may be amended.

Date: _____   [Holder]

By   _____
Name:
Title:

Signature Guaranteed:

Note: You must sign your name exactly as it appears on the face of this Warrant.   If said number of Warrant Shares shall not be all the shares purchasable under the within Warrant, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the Warrant Shares purchasable thereunder less any fraction of a share paid in cash.

oc-209838

EXHIBIT B

ASSIGNMENT FORM

TO: RAINING DATA CORPORATION

The undersigned hereby sells, assigns and transfers this Warrant to

_____
(Insert social security or tax identification number of Assignee)
_____
_____
_____
_____
(Print or type the name, address and postal code of Assignee)

and irrevocably appoints and constitutes _____
_____
as Attorney to transfer this Warrant on the books of the Company, with full power of substitution in the premises.

Date: _____   [Holder]

                                              By   _____
                                              Name:
                                              Title:

                                              (You must sign your name exactly as it
                                              appears on the face of this Warrant)

Signature Guaranteed:

22

EXHIBIT C

DEFINITION OF ACCREDITED INVESTOR

(as provided in Rule 501 under the Securities Act of 1933)

(a)   *Accredited Investor.* "Accredited Investor" shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

                     . . .

(3)   Any organization described in Section 501 (c) (3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4)   Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5)   Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

(6)   Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

oc-209838